EXHIBIT 12
CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS (BEFORE FIXED CHARGES) TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In thousands, except ratios)
(Unaudited)
Computation of ratio of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends:

	Nine Months
	Ended	Year Ended December 31
	September 30, 2006	2005	2004	2003	2002	2001

Income from continuing operations	$1,493	$17,195	$39,869	$58,666	$95,246	$106,276
Fixed charges	168,249	106,909	44,939	58,924	164,994	363,317

Income from continuing operations before fixed charges	$169,742	$124,104	$84,808	$117,590	$260,240	$469,593

Fixed charges	$168,249	$106,909	$44,939	$58,924	$164,994	$363,317
Preferred stock dividends	15,192	20,256	20,259	20,273	20,362	20,446

Combined fixed charges and preferred stock dividends	$183,441	$127,165	$65,198	$79,197	$185,356	$383,763

Ratio of income from continuing operations before fixed charges to combined fixed charges and preferred stock dividends	0.93:1	0.98:1	1.30:1	1.48:1	1.40:1	1.22:1